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Exhibit 12.1

Edison Mission Energy
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2006(1)	Six Months Ended June 30, 2005(1)	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
(in millions, except ratio)
Earnings (losses)
Income (loss) from continuing operations before taxes and minority interest	$33	$95	$622	$(965)	$(215)	$(6)	$136
Add:
Fixed charges, as below	243	252	500	514	556	562	595
Amortization of capitalized interest	1	1	1	1	1	1	1
Distributions from equity method investments	88	89	222	229	375	308	228
Less:
Capitalized interest	3	—	—	—	7	4	14
Equity in earnings of equity method investments	71	83	229	218	239	196	333

Earnings (losses) as adjusted	$291	$354	$1,116	$(439)	$471	$665	$613

Fixed Charges
Interest on indebtedness (expense and capitalized)	$148	$152	$301	$298	$302	$302	$428
Dividends on preferred securities	—	—	—	—	7	14	14
Interest component of rental expense	95	100	199	216	247	246	153

	$243	$252	$500	$514	$556	$562	$595

Ratio of Earnings (Losses) to Fixed Charges(2)	1.20	1.40	2.23	—	—	1.18	1.03

(1)
Excludes the income and expenses associated with discontinued operations.

(2)
For the years ended December 31, 2004 and 2003, there was a fixed charge deficiency of $953 million and $85 million, respectively.

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Edison Mission Energy Ratio of Earnings to Fixed Charges